SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

December 21, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Barros, Esq.
           Mail Stop 6010

      Re:   Optigenex Inc. (the "Company")
            Amendment No. 1 to Form SB-2
            File No. 333-129074

Dear Ms. Barros:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 1 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from the Registration Statement. The Registration Statement was filed on October 17, 2005. By letter dated November 10, 2005, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Registration Statement. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment. Page references in the responses are to the marked version of the document.

Genera1

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

The Company has taken note of the Staff's comment.

2. In your next amendment, please update the disclosure and financial information through September 30, 2005.

The Company has included updated financial information in the Registration Statement as required.

3. We note that you have assumed a conversion price of $1.92 per share to estimate the number of shares issuable pursuant to the convertible notes. Given that your market price is much lower, it appears you may have to register additional shares. Please confirm to us that you will file a separate registration statement to register any additional shares and revise your disclosure in the forepart of your prospectus to clarify this fact.

The Company hereby confirms that it will file a separate registration statement to register any additional shares and has revised the disclosures as requested by the Staff. See page 1 of the Registration Statement.

4. In the second paragraph under "General" on page 1, you state that in clinical studies "AC -- 11(R) has been shown to increase the body's natural ability to repair DNA damage at the cellular level." On page 4 you state that you "market AC -- 11(R) as having clinically proven DNA repair and protection properties." We believe these statements may cause a reader to make a number of conclusions that may be erroneous such as:

      .     the effects of AC 11(R) on DNA strands have been clinically observed on the biochemical level,
      .     You have performed your own clinical studies of the product,
      .     clinical studies have proven a statistically significant effect on aging,
      .     the clinical studies were subject to review by the FDA and peer review,
      .     the studies may have been replicated a number of times, arid
      .     the product received some unspecified type of regulatory approval.

      Please identify and describe the "clinical studies" you reference in the prospectus and provide us copies of the studies. Please also move this discussion to the business section where you provide a more complete discussion of your business.

The Company has made revisions in accordance with the Staff's comment. See pages 27-29 of the Registration Statement. See also the Company's response to comment No. 64.

Registration Statement Cover Page

5. Please disclose in a footnote here how you arrived at the number of common shares being registered that are issuable pursuant to the convertible notes. Please include the assumed conversion price and the fact that you are contractually obligated to register two times the number of shares issuable pursuant to the convertible notes.

The Company has made revisions in accordance with the Staff's comment. See the cover page of the Registration Statement.

6. We note that warrants are exercisable for 625,000 common shares and you have registered 1,250,000 common shares issuable pursuant to the warrants pursuant to your registration rights agreement with the investors. If the exercise price of the warrants does not vary based on market prices, and you do not expect to issue additional shares pursuant to the warrants, you should not register the additional 625,000 shares at this time.

The Company has removed from the Registration Statement shares that are issuable upon exercise of the warrants in excess of 625,000.

Prospectus Cover Page

7. Please highlight your cross reference to the risk factors section as required by Item 501 of Regulation S-B.

The Company has made revisions in accordance with the Staff's comment.

Prospectus Summary, pages 1-2

8. Please explain what is meant by "ISO 9002 certification."

The Company has deleted references to ISO 9002 from the Registration Statement.

9. Under "Recent Developments" you explain that if the registration statement is not declared effective within 120 days from the date of closing, we are required to pay to the investors liquidated damages in Common Stock or cash . . . ."
Please explain what "closing" date you are referring to and if known, please disclose this date.


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

The Company has made revisions in accordance with the Staff's comment. See page 1 of the Registration Statement.

Risk Factors, pages 3-9

General

10. Please review and revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "The key ingredient in our product is grown and harvested only in specific areas of South America and processed at a single facility located in Brazil." or describe an event that may occur in the future, such as "We may need to raise additional capital." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

The Company has made revisions throughout the risk factor section in accordance with the Staff's comment.

11. Many of your risk factors as currently written are too generic. For example, see the following:

      . "There are numerous risks relating to our research and development efforts." (Page 3)
      . "Our operations are subject to governmental regulations, which may change in a manner that adversely affects our business." (Page 5)

      Please revise these and any other risk factors to state and discuss the specific risks to your business.

The Company has made revisions throughout the risk factor section in accordance with the Staff's comment.

12. In addition many of your risk factors use general phrases such as "adversely affects our business" and "our business could suffer." These vague, generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer. Please revise your disclosure to describe, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified.

The Company has made revisions throughout the risk factor section in accordance with the Staff's comment.

13. Please provide an appropriate subheading for the risk factor regarding intellectual property on page 6.

The Company has made revisions in accordance with the Staff's comment. See page 8 of the Registration Statement.

14. We note that you have 100,000,000 shares of authorized common stock and only 10,375,699 shares are currently issued and outstanding and you have assumed that only 16,792,366 shares will be issued and outstanding after the offering. Please also add a risk factor that addresses the risks of having such a large number of authorized but unissued common stock, including the risks that your management may issue additional stock without further stockholder approval, thereby causing dilution of current company stockholders.

The Company has made revisions in accordance with the Staff's comment. See page 9 of the Registration Statement.


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

"We may need to raise additional capital." Page 3

15. Please revise your disclosure in this risk factor to briefly describe your "business plan." This additional disclosure will help investors better understand the impact of a change in your capital resources or expenditures.

The Company has made revisions in accordance with the Staff's comment. See page 4 of the Registration Statement.

16. To the extent practicable, please quantify the amount of funds you need for your operations and capital requirements for the next 12 months.

The Company has made revisions in accordance with the Staff's comment. See page 4 of the Registration Statement.

17. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

The Company has disclosed in the Registration Statement the amount it has spent to date on the production of its infomercial and how much it expects to spend in the near future. In addition, it has set forth the amount of funds it needs to continue and expand its business over the next twelve months. Therefore, the Company believes that no further disclosures are required to be made in response to this comment.

"Other than limited sales through our website, we do not market our own products and intend to rely on third parties to sell our product." Page 4

18. To the extent that you are substantially dependent on any third party, please name that person in the risk factor. if you are not substantially dependent on any such third party, disclose the approximate number of relevant parties. We note your statement on page 14 that you currently use iVillage to market your product.

The Company has made revisions in accordance with the Staff's comment. See page 5 of the Registration Statement.

"We rely on outside suppliers and other independent contractors." Page 4

19. Please name the one product manufacturer and one processing contractor you refer to in this risk factor.

The Company has made revisions in accordance with the Staff's comment. See page 5 of the Registration Statement.

"If we lose key Employees and consultants . . . ." Page 6

20. Please name all of your "key employees and consultants" and their positions with the company.

The Company has revised this risk factor to clarify that Anthony Bonelli is our only key employee.

21. To the extent that you have experienced problems attracting and retaining key employees or consultants in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

The Company advises the Staff that it has not had problems attracting and retaining key employees or consultants in the recent past. Therefore, no revisions are required to be made in response to this comment. The Company has made a revision to disclose that Mr. Bonelli's employment agreement will expire in February 2006.

22. Please state whether you maintain employment contracts with key employees or consultants and disclose any termination payments if applicable.

The Company has made revisions in accordance with the Staff's comment. See page 8 of the Registration Statement.

23. Please disclose if you maintain any key man life insurance on any key employee.

The Company has made revisions in accordance with the Staff's comment. See page 8 of the Registration Statement.

"If we are unable to compete effectively with existing or new competitors . . . .." Page 6

24. Please revise to identify the key competitors you expect to compete with for market share and their relative position in the market.

The Company has made revisions in accordance with the Staff's comment. See page 8 of the Registration Statement. The Company is unable to disclose the relative market position of its competitors since the market for its products is too fragmented for any one entity to have a meaningful market share.

"There Are A Large Number Of Shares Underlying Our Callable Secured Convertible
Notes. Mid Warrants . .. . ."Page 7

25. This risk factor appears to be discussing the same risk as the risk factor that follows. Please combine your discussion into one risk factor.

The Company has made revisions in accordance with the Staff's comment. See page 9 of the Registration Statement.

26. Please recalculate the number of shares issuable pursuant to the convertible notes based upon the number you would have to issue as of the date of the prospectus. This may change as you file new amendments.

The Company has made revisions in accordance with the Staff's comment. See page 10 of the Registration Statement.

"There is a limited market for our common stock . . . ." Page 8

27. Please revise to disclose your current trading volume.

The Company has made revisions in accordance with the Staff's comment. See page 11 of the Registration Statement.

"Our stock price may be volatile. . ." Page 8

28. To illustrate the fluctuations of your stock price, please provide a range for your common stock price since March 17, 2005. Disclosure of the high and low price during this time period is sufficient.

The Company has made revisions in accordance with the Staff's comment. See page 11 of the Registration Statement.

29. Please explain your statement that you have had "no revenues to date." Based on your financial statements, it appears you have had some limited revenue.

The Company has made revisions in accordance with the Staff's comment to make the disclosure consistent with other parts of the Registration Statement. See page 11 of the Registration Statement.

"Our common stock is deemed to be penny stock . . . ." Pages 8-9

30. Please expand to discuss the specific legal remedies available to investors of penny stocks.

The Company has made revisions in accordance with the Staff's comment. See page 12 of the Registration Statement.

Management's Discussion and Analysis or Plan of Operation, pages 10-13

31. Currently, your MD&A does not contain an "overview," In our recent MD&A Release No.33-8350; 34-48960; FR-72 (December 19, 2003), we strongly encourage companies to provide an overview to their MD&A. According to the release, an overview should "provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results." We believe your MD&A would benefit from a brief overview of the most important themes and significant matters with which management is concerned. For example, you could address whether you believe the reduction in retail prices of your supplement products is a significant matter with which management is concerned.

The Company has made revisions in accordance with the Staff's comment. See page 14 of the Registration Statement.

32. Please revise your MD&A so that there is more focus on analysis as also required by our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 1 9,
2003). In that release, we explained that "MD&A requires . . . an `analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form. . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example, see the following:

      o Please explain the reasons for the $47,000 return of the bulk AC-11(R) and discuss any ongoing implications of this return.

      o Please explain the reason for the reduction in retail prices and whether you believe this is a trend.

      o Please explain the reason for the 28% decrease in bulk sales for the 3 month comparison (excluding the $47,000 return), and the 77% increase for the 6 month comparison.

Please review your entire MD&A and revise accordingly. We may have further comments.

The Company has made revisions in accordance with the Staff's comment.

In addition, please note the following:

$47,000 Return

The Company advises the Staff supplementally that during the quarter ended March 31, 2005, it sold $47,000 of bulk AC-11 to a new customer. This customer is a very large consumer products company in Japan. It intends to utilize bulk AC-11 as an ingredient in a number of products that the customer is developing. The customer accepted delivery of the product and pursuant to the terms and conditions contained in our bill of sale, a bona-fide sale was deemed to have occurred. Subsequent to this sale during the three months ended June 30, 2005, the customer notified the Company that it had conducted its own internal testing of the chemical composition of the AC-11 and that the methanol content appeared to exceed levels acceptable to the customer. Upon the Company's approval, the customer returned the AC-11 and requested that the Company prepare and send a modified sample of AC-11 that would conform to their acceptable levels. The customer conducted further testing on the modified sample and has notified the Company that both the original and the modified sample are now acceptable and that it intends to make purchases in the future. In conclusion, the Company accepted the original return as a gesture of goodwill. The Company intended to do whatever was needed to accommodate the concerns of a potentially important new customer. No revisions have been made in the Registration Statement as this matter relates to a fiscal period that is not required to be discussed in the Registration Statement.

Reduction in Retail Prices

The Company has made revisions in accordance with the Staff's comment. See page ___ of the Registration Statement.

28% Decrease in Bulk Sales

The Company has made revisions in accordance with the Staff's comment. See page ___ of the Registration Statement.

33. Please disclose your critical accounting estimates to provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood materially different amounts would be reported under different conditions or using different assumptions. Include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please disclose information about the uncertainties in applying your critical accounting policies, the historical accuracy of your critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Please refer to our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19,
2003).

The Company has made revisions in accordance with the Staff's comment. See pages 15 and 16 of the Registration Statement.

34. We note that your product sales began in the fourth quarter of 2003 and that you accepted a $47,000 product return not in accordance with your standard return policy. Please expand your critical accounting policy for product sales recognition and related dilution estimates as follows:

      o Explain your product return policy and how you estimate product returns of new products (e.g. levels of inventory in the distribution channel, estimated shelf life, price changes from competitors and expected introductions of new products).
      o     For all years presented, disclose the nature and amounts of all significant dilutions from revenue (e.g., product returns, chargebacks, incentives, fees, rebates, etc.,), particularly for significant recent product launches, in your comparisons of results

      o from operations. In your analysis, please consider the guidance in our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003).
      o If applicable, please disclose and discuss any shipments made to channel partners wherein such shipments are as a result of incentives and/or in excess of the channel partner's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
      o Quantify the amount of changes in estimates in estimated returns, chargebacks, rebates and other significant dilution reserves in subsequent periods or explicitly state that no material revisions were recognized, if true.

The Company has made revisions in accordance with the Staff's comment. See page 15 of the Registration Statement.

35. You provide qualitative explanations for changes in results of operations without disclosing the amounts for all of the significant factors causing these changes. For example, you do not quantify the professional fees related to scientific research. In general, please expand your discussion to more systematically quantify these amounts so that investors can better understand your results of operations.

The Company has made revisions in accordance with the Staff's comment. See pages 16-22 of the Registration Statement.

Liquidity and Capital Resources, pages 12-13

36. Please state the date on which the convertible notes will be due.

The Company has made revisions in accordance with the Staff's comment. See page 24 of the Registration Statement.

37. Please describe your accounting for the issuance of convertible notes and warrants in August 2005 to be reflected in your interim financial statements for the nine months ended September 30, 2005, including how you plan to apply the relevant provisions of SFAS 150, SFAS 133, EITF 00-19 and ASR 268.

The Company has made revisions in accordance with the Staff's comment. See Footnote 6 to the financial statements for the quarter ended September 30, 2005.

38. Please describe how you expect to repay the $4 million in convertible notes if investors decide not to convert them to common stock. Also, expand your disclosure for the $3.5 million royalty obligation related to the Thiol and Nicoplex technologies so that investors have a clearer understanding of the timing of related payments.

The Company has made revisions in accordance with the Staff's comment to disclose it what it expects to occur in the event the investors do not convert their debentures. See page 24 of the Registration Statement. In addition, it has enhanced the disclosures relating to the Thiol and Nicoplex arrangements. See page ___ of the Registration Statement.

39. In view of your limited operations to date, please provide a discussion of your future prospects, including your expected sources of revenue, cash flows and operating margins implicit in your business model.

The Company has made revisions in accordance with the Staff's comment. See pages 23-24 of the Registration Statement.

Business, pages 14-17

Overview, page 14

40. Your business section should describe the development of your business, including any material acquisitions. Please expand the overview of your business to describe the acquisitions from Giainpapa Institute and CampaMed LLC. We note that you discuss these acquisitions in footnote 4 to the financial statements.

The Company has made revisions in accordance with the Staff's comment. See page 26 of the Registration Statement.

Retail Sales, page 14

41. Please describe the material terms of your revenue sharing agreement with iVillage and either file the agreement as an exhibit to the registration statement or provide us your analysis of why it is not a material contract.

The Company advises the Staff supplementally that it pays iVillage $2.50 for each box of Activar AC-11 sold to a customer who reaches our website via the iVillage website. The Company has had only limited sales to date through referrals from iVillage. Because of the small amount involved, the Company does not believe that this is a material agreement.

Joint Venture, page 14

42. Please describe the material terms of your joint venture arrangements with PMO Products Inc. and Prometheon Labs, LLC.

The Company has made revisions in accordance with the Staff's comment. See pages 27 and 28 of the Registration Statement.

43. In addition, please also file any written agreements as exhibits to the registration statement or provide us your analysis of why they are not material contracts.

The Company will file its agreement with Prometheon by amendment to the Registration Statement.

Government Regulation, page 15

44. We note your statements about your products regarding their ability to "repair DNA damage." Statements such as these could lead the FDA to conclude your products are drugs and therefore subject to the regulatory provisions that pertain to drugs. Please revise your disclose to clarify that the FDA could conclude your products are drugs and either require you to conduct clinical trials to establish efficacy and safety or cease to market these products. Your statement regarding "new guidelines" by the FDA on page 1 5 is not sufficient. Please also consider adding a risk factor if you believe this is a material risk.

The Company has made revisions in accordance with the Staff's comment. See page 28 of the Registration Statement.

Patents, page 16


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

45. Please provide additional information on the license you refer to in this section. Please name the other party to the license, the term of the license and disclose any material annual or other payments or amounts due. Please also file the license agreement as an exhibit to the registration statement.

The Company has made revisions in accordance with the Staff's comment. See pages 29 and 30 of the Registration Statement.

Trademarks, page 16

46. Please describe the trademarks you own.

The Company has made revisions in accordance with the Staff's comment. See page 30 of the Registration Statement.

Trade Secrets and Proprietary Technology, page 16

47. Please tell us what measures you have taken to safeguard your property at Centraflora. In addition, please describe the material terms of any arrangements you have with Centraflora and file any written agreements as exhibits to the registration statement.

The Company has made revisions to the risk factors in accordance with the Staff's comment. See page 5 of the Registration Statement.

Royalty Agreements, page 16

48. Please disclose the expiration date and describe the termination provisions of your agreement with CampaMed LLC.

The Company has made revisions in accordance with the Staff's comment. See page 30 of the Registration Statement.

49. Please describe the "Thiol or Nicoplex technology" and "C-MED-100TM". Please explain what these technologies are and how they relate to your products.

The Company has deleted references to this technology from the Registration Statement since it is no longer relevant to the Company's business.

50. We note you have disclosed that payments of $27,400 have been made to date with respect to C-MED-100TM. Please clarify if this is the total cumulative payments made to date. If not, please disclose the total cumulative payments made to date.

The Company has made revisions in accordance with the Staff's comment. See page 30 of the Registration Statement.

Competition, page 16

51. Please disclose additional information about your competitive position. For example, please describe how your products compare to your competitors' in terms of respective levels of sales, market share and the advantages and disadvantages.

The Company has made revisions in accordance with the Staff's comment. See page 31 of the Registration Statement.


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

Legal Proceedings, page 17

52. Please provide all the information required by Item 103 of Regulation S-B. You should provide the name of the court where the proceeding is pending, name all parties and describe the facts in greater detail. For example, please briefly describe the "restrictive covenants" and "certain duties" referenced.

The Company has made revisions in accordance with the Staff's comment. See pages 31 and 32 of the Registration Statement.

Code of Ethics, page 20

53. We note that you do not have a code of ethics in place as required by Item 406 of Regulation S-B. In your 2004 Form l0-KSB, you indicated that you anticipated your code of ethics would be adopted during the second quarter of 2005. Since your code of ethics has yet to be adopted, please disclose why you have not yet adopted a code of ethics.

The Company has made revisions to the Registration Statement to disclose that it has adopted a code of ethics.

Selling Stockholders, pages 15-16

54. For each selling stockholder, please revise to disclose all natural person(s) who hold voting and dispositive rights to the extent not already done.

The Company believes that it has already disclosed for each selling stockholder the natural persons who hold voting and dispositive rights with respect to the shares held by such selling stockholder in accordance with the applicable rules. Therefore, it believes that no revisions are required in response to this comment.

Certain Relationships and Related Transactions, page 27

55. Please disclose the name of the company in which Dr. Giampapa has a significant ownership interest and the amount of his ownership interest.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See page 42 of the Registration Statement.

56. In footnote 15 to the financial statements, we note that you paid $63,000 in consulting fees to companies owned by a key employee. Please describe these transactions in this section and name the key employee and his/her role at the company.

The Company advises the Staff supplementally that during 2003, it paid $63,000 in consulting fees to a company owned by Dan Newton. Mr. Newton was subsequently hired by the Company as a full-time employee on 8/12/03. In hindsight, this should not have been classified as a related party transaction. Mr. Newton was considered a "key employee" in 2003 by virtue of the fact that he was involved in accounting and operations.

Plan of Distribution, pages 29-30

57. We note your statement on page 29 that, "The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest . . . may sell the common stock offered by this prospectus from time to time." Please note that you may only substitute new names for the names of selling stockholders identified in an effective registration statement by filing a Rule 424(b) prospectus if the change is not material, the number of securities or dollar amount registered does not change, and the new owners' securities can be traced to those covered by the original registration statement. A change that does not meet these requirements must be made by a post-effective amendment. Please confirm to us that you will comply with these requirements.


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

The Company hereby confirms that it will comply with the rules applicable to the filing of post-effective amendments in connection with the sale by selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest of securities offered in the Registration Statement.

58. We note your statement on page 30 that, "The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be `underwriters' within the meaning of the Securities Act." Please note that any such selling stockholders and any underwriters, brokers, dealers or agents will be deemed underwriters in connection with such sales. Please revise your disclosure accordingly.

The Company has made revisions in accordance with the Staff's comment. See page 45 of the Registration Statement.

59. We note your statement on page 30 that, "The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act." Please note that it is our view that selling stockholders who are registered broker-dealers are deemed to be underwriters under the Securities Act, and that selling stockholders who are affiliates of registered broker-dealers may be underwriters under the Securities Act. Please revise your disclosure accordingly.

The Company has made revisions in accordance with the Staff's comment. See page 45 of the Registration Statement.

Signatures

60. We note the filing does not include the signature of your principal financial officer. Please include this signature in an amended Form SB-2. If Mr. McSherry also serves as you're your principal financial officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

The Company has revised the Registration Statement to indicate that Mr. McSherry serves as the Company's principal financial and accounting officer.

Financial Statements

Notes to Financial Statements

Note 1. Principal Business Activity and Summary of Significant Accounting Policies, page F-761.

61. Please expand your accounting policy for inventory to disclose the method used to remove amounts from inventory (e.g. average cost, LIFO, FIFO).

The Company has made revisions in accordance with the Staff's comment. See Footnote 1 to the financial statements.

Note 2. Merger with Vibrant Health International, page F-9

62. You disclose that the July 30, 2004 Acquisition was accounted for as a recapitalization of Old Optigenex. Please expand your disclosures to clarify why this transaction was accounted for as a recapitalization of Old Optigenex and not a business combination under SPAS 141. Please provide the following information:


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

      o The accounting treatment of a recapitalization. Describe the historical financial statements presented prior to and after the transaction and the impact this transaction has on the historical stockholders' equity accounts presented, including the common stock outstanding of the legal entity immediately before the transaction.
      o How the transaction effects the calculation of per share amounts in the historical financial statements.
      o     Your determination of the acquiring entity in the transaction.
      o The amount and type of assets acquired and liabilities assumed from Old Optigenex on the date of the transaction and your consideration of the assets purchased from Old Optigenex meeting the definition of a business under EITF 98~3.
      o Whether Vibrant on the date of the transaction met the definition of a business under EITF 98-3.
      o The amount and type of assets of Old Optigenex not included in the Purchase Agreement.
      o How you accounted for the issuance of Substitute Options and Warrants issued in the transaction.
      o How you determined that the 8.621 million shares issued to Old Optigenex represented 94% of Vibrant's outstanding common stock immediately after the transaction. We note Vibrant had approximately
            4.360 million common shares issued and outstanding as of June 30, 2004.
      o How you accounted for the liquidation of Old Optigenex and merger of Vibrant into Optigenex Merger Inc. Discuss what impact, if any, these transactions have on the accounting treatment of the above transaction.

The Company has revised the footnote in its entirety in accordance with the Staff's comment. See Footnote 2 to the financial statements.

Note 7. Intangible Assets. page F-11

63. Please expand your disclosures to address the following:

      o Clarify the amount assigned to patents pending, the status of each patent pending and the date you expect the patent to be issued.
      o Identify the patents that will not be utilized and determined to be impaired in 2004. Quantify any amounts related to patents pending.
      o Clarify how you estimated the amortization amounts for the next five years. Based on your disclosures in Note 4, it appears that the weighted average useful lives of patents are approximately 10 to 11 years.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See Footnote 7 to the financial statements.

Note 11. Commitments and Contingencies, page F-13

64. We note that you incurred significant R&D expenses in 2003 and 2004 and that most of your business activities are conducted through suppliers and independent contractors. Please describe your R&D activities and disclose the principal terms of related agreements, including their duration, how funding is shared, basis for expense reimbursement, requirements to pay development milestones and product royalties, expected completion dates and future capital funding requirements.


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The Company advises the Staff supplementally that from time to time it conducts research and development activities to support its proprietary compound AC-11(R). It generally utilizes the services of outside contractors such as physicians, scientists and academic institutions. It compensates these outside contractors on an hourly or fixed price basis. To date, the Company has not entered into any agreements that require it to pay development milestones or royalties. It has not entered into any agreements that contain shared funding arrangements.

The clinical studies referred to are primarily studies that were conducted by CampaMed, prior to our acquisition of CampaMed. Studies that we have completed since our acquisition of CampaMed include:

1. Tumor progression in topical AC-11(R) treated and untreated hairless mice exposed to UV-B light.

2. AC-11(R) inhibition of sun-induced erythema and blistering in human volunteers.

3. An in-vitro assessment of UV-B induced cyclobutyl pyrimidine dimers (TT-dimers).

The Company is currently reviewing a proposal to conduct a controlled study (topical AC-11(R) compared to placebo) of UV-B induced erythema, TT-dimers, cytokines, and p53 mutations in human volunteers.

Note 15. Related Party Transactions, page F-16

65. Please provide all of the disclosures required by paragraph 2 of SFAS 57. For example, it appears that you have not disclosed the amounts due to or from related parties as of each balance sheet date. Expand your disclosures in MD&A to describe the impact of related party transactions on your current and future results of operations and cash flows.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See Footnote 15 to the financial statements.

Note 18. Significant Supplier, page F-17

66. You disclose that Centroflora Group will produce all AC-11 (R) and a US firm will produce all nutritional supplements. Please disclose the significant terms of your contractual arrangements with these suppliers, including related purchase commitments and any contingent obligations.

The Company has made revisions to the Registration Statement in accordance with the Staff's comment. See Footnote 18 to the financial statements.


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Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

                                                Very truly yours,


                                                /s/ Louis A. Brilleman

                                                Louis A. Brilleman


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